SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LDK Solar Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.10 per share American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

50183L 10 7

(CUSIP Number)

Mr. Zhibin Liu No.100 Yangtian East Avenue of the Sports Center Xinyu City, Jiangxi Province 338000 People’s Republic of China +86 (790) 6736 969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50183L 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jiangxi Heng Rui Xin Energy Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,307,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,307,497
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares to be issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 4, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

CUSIP NO. 50183L 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Hi-tech Wealth Investment and Developing Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,307,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,307,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares to be issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 4, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

CUSIP NO. 50183L 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Xinyu City State-owned Asset Management Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,307,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,307,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares to be issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 4, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

CUSIP NO. 50183L 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zhengyu Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,307,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,307,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares to be issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 4, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

ITEM 1. SECURITY AND ISSUER

This statement relates to the ordinary shares, par value $0.10 each (the “Ordinary Shares”), issued by LDK Solar, Co., Ltd (the “Issuer”). The address of the principal executive offices of the Issuer is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, the People’s Republic of China (the “PRC”). This Schedule 13D is being jointly filed by Jiangxi Heng Rui Xin Energy Co., Ltd (“Heng Rui Xin”), Beijing Hi-tech Wealth Investment and Developing Co., Ltd (the “Wealth Investment”), Xinyu City State-owned Asset Management Co., Ltd (“State-owned Management Company”) and Mr. Zhengyu Zhang (collectively, the “Reporting Persons”) to disclose their current direct or indirect beneficial ownership of the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to a Joint Filing Agreement dated as of October 25, 2012, a copy of which is attached hereto as Exhibit 99.1.

Heng Rui Xin is a company incorporated under the laws of the PRC. Heng Rui Xin mainly engages in solar power, investment and related businesses. The address of its principal office is No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Heng Rui Xin are set forth on Schedule A hereto and incorporated herein by reference.

Wealth Investment is a company incorporated under the laws of the PRC. Wealth Investment mainly engages in investment and solar power-related businesses. The address of its principal office is Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Wealth Investment are set forth on Schedule B hereto and incorporated herein by reference.

State-owned Management Company is a company incorporated under the laws of the PRC. State-owned Management Company mainly engages in management and operation of assets, development and sales of real estate. The address of its principal office is No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of State-owned Management Company are set forth on Schedule C hereto and incorporated herein by reference.

State-owned Assets Supervision and Administration Commission of Xinyu (“Xinyu SASAC”) is a governmental authority incorporated under the laws of the PRC. Xinyu SASAC mainly engages in guidance and promotion of the transformation of state-owned enterprises, supervision and administration of state-owned assets. The address of its principal office is No. 118 Beihu West Road, Xinyu City, Jiangxi Province 338000 PRC. The name, business address, present principal occupation or employment and citizenship of each of principal officials of Xinyu SASAC are set forth on Schedule D hereto and incorporated herein by reference.

Mr. Zhengyu Zhang is a PRC citizen. Mr. Zhengyu Zhang is the director and vice chairman of the board of Heng Rui Xin. His principal business is to serve as the chairman and president of Wealth Investment. His residence address is Room 705, Floor 7, Building 3, Yard 4, Jiuxian Bridge South Road, Chaoyang District, Beijing, 100016, PRC.

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A, B, C and D, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A, B, C and D have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons will acquire an aggregated of 25,307,497 Ordinary Shares upon closing of the proposed transaction, for an aggregated purchase price of approximately US$21.8 million pursuant to a share purchase agreement dated October 19, 2012 between the Issuer and Heng Rui Xin (the “Share Purchase Agreement”). Closing of the proposed transaction is subject to, among other things, the receipt of all necessary consents and approvals from applicable governmental and regulatory authorities, including the various PRC governmental agencies. The purchase will be funded from the working capital of Heng Rui Xin, which was or will be injected by its shareholders, Wealth Investment and State-owned Management Company.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Pursuant to the Share Purchase Agreement, Heng Rui Xin has the right to designate three additional directors to the Issuer’s board of directors, and the parties also agreed to add two independent directors. Zhibin Liu, Hongjiang Yao and Xuezhi Liu were appointed by Heng Rui Xin to the Issuer’s board of directors, and Ceng Wang and Shi-an Wu were appointed as independent directors to the Issuer’s board of directors on October 19, 2012.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(d) As of the date hereof, Heng Rui Xin is deemed to be the direct beneficial owner of 25,307,497 Ordinary Shares, which represents approximately 16.6% of the Ordinary Shares outstanding. Heng Rui Xin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin.

As the owner of 60.0% of the equity interest of Heng Rui Xin, Wealth Investment may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin, which represents approximately 16.6% of the Ordinary Shares issued and outstanding. Wealth Investment has the shared power with State-owned Management Company to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin.

As the owner of 40.0% of the equity interest of Heng Rui Xin, State-owned Management Company may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin, which represents approximately 16.6% of the Ordinary Shares issued and outstanding. State-owned Management Company has the shared power with Wealth Investment to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin.

As the owner of approximately 61.0% of the equity interest of Wealth Investment, Mr.Zhengyu Zhang may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin, which represents approximately 16.6% of the Ordinary Shares issued and outstanding. Mr.Zhengyu Zhang has the shared power with State-owned Management Company to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin.

Except as set forth in Items 3 and 4, there have been no transactions effected in the Ordinary Shares during the past 60 days by any of the Reporting Persons.

No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on the 25,307,497 Ordinary Shares to be issued Heng Rui Xin pursuant to the Share Purchase Agreement discussed in Item 4, plus the 127,173,350 Ordinary Shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any Ordinary Shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, Ordinary Shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Share Purchase Agreement

The Share Purchase Agreement is described under Item 3 and Item 4 above, and such description is incorporated under this Item 6 by reference. The summary of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Except the Share Purchase Agreement described above, to the best knowledge of the Reporting Persons, there is no contract, arrangement, understanding or relationship among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.2	Share Purchase Agreement, dated as of October 19, 2012, by Jiangxi Heng Rui Xin Energy Co., Ltd and LDK Solar, Co., Ltd

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2012

Jiangxi Heng Rui Xin Energy Co., Ltd	/s/ Zhibin Liu
	Name:	Zhibin Liu
	Title:	Chairman

Beijing Hi-tech Wealth Investment and Developing Co., Ltd	/s/ Zhengyu Zhang
	Name:	Zhengyu Zhang
	Title:	Chairman

Xinyu City State-owned Asset Management Co., Ltd	/s/ Zhibin Liu
	Name:	Zhibin Liu
	Title:	Chairman

Mr. Zhengyu Zhang	/s/ Zhengyu Zhang
	Name:	Zhengyu Zhang

SCHEDULE A

Directors and Executive Officers of Heng Rui Xin

Name	Position with Heng Rui Xin	Present Principal Occupation	Business Address	Citizenship

Zhibin Liu	Chairman	Mr. Zhibin Liu is the chairman of the board and the general manager of Xinyu City State-owned Asset Management Co., Ltd.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Zhengyu Zhang	Vice Chairman	Mr. Zhengyu Zhang is the chairman of the board and president of Beijing Hi-tech Wealth Investment and Developing Co., Ltd.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Yunsong Ao	Vice Chairman and Vice General Manager	Mr. Yunsong Ao is the vice director of the management committee of Xinyu Hi-tech Industrial Development Zone.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Hongjiang Yao	Director and General Manager	Mr. Hongjiang Yao is the board secretary of Xinyu Iron & Steel Joint Stock Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Xuezhi Liu	Director and Vice General Manager	Mr. Xuezhi Liu is the vice president of Beijing Hi-tech Wealth Investment and Developing Co., Ltd.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

SCHEDULE B

Directors and Executive Officers of Wealth Investment

Name	Position with Wealth Investment	Present Principal Occupation	Business Address	Citizenship

Zhengyu Zhang	Chairman of the board and president	Mr. Zhengyu Zhang is the chairman of the board and president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Weilian Li	Vice president	Mr. Weilian Li is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Xuezhi Liu	Vice president	Mr. Xuezhi Liu is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Yong Li	Vice president	Mr. Yong Li is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Fuqing Chen	Vice president	Mr. Fuqing Chen is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Ping Zhou	Director and vice president	Ms. Ping Zhou is the director and vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Ming Li	Director	Mr. Ming Li is the director of Hi-tech Wealth Investment and Developing Co., Ltd.		PRC

SCHEDULE C

Directors and Executive Officers of State-owned Management Company

Name	Position with State- owned Management Company	Present Principal Occupation	Business Address	Citizenship

Zhibin Liu	Chairman of the board and general manager	Mr. Zhibin Liu is the chairman of the board and the general manager of the State-owned Management Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Duolin Peng	Vice Chairman of the board	Mr. Duolin Peng is the vice chairman of the board of the State-owned Management Company, and is the deputy director of Xinyu Finance Bureau	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Xiaomao Chen	Director	Mr. Xiaomao Chen is a director of the State-owned Company, and also serves as the vice-director of Xinyu SASAC.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Yuming Wu	Director	Mr. Yuming Wu is a director of the State-owned Company, and also serves as the vice president of Xinyu Rural Commercial Bank Joint Stock Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Xinlin Qiu	Director	Mr. Xinlin Qiu is a director of the State-owned Company, and also serves as a deputy researcher of Xinyu SASAC, and the director of Xinyu Medium-and- small-sized Enterprises Credit Guarantee Center.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Zhiwen Wu	Director and deputy general manager	Mr. Zhiwen Wu is a director and a general deputy manager of the State-owned Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Meichun Sun	Director and deputy general manager	Mr. Zhiwen Wu is a director and a deputy general manager of the State-owned Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Schedule D

Principal Officials of Xinyu SASAC

Name	Position with Xinyu SASAC	Present Principal Occupation	Business Address	Citizenship

Jianhua Yan	Director	Mr. Jianhua Yan is the director of Xinyu SASAC.	No. 118 Beihu West Road, Xinyu City, Jiangxi Province 338000 PRC	PRC

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement by Jiangxi Heng Rui Xin Energy Co., Ltd and the LDK Solar, Co., Ltd